EXHIBIT 99.1
Astris Energi Appoints Danziger & Hochman As Auditors

MISSISSAUGA, Ontario, Feb. 11, 2005 (PRIMEZONE) -- Astris Energi Inc. (OTCBB:ASRNF), the world's leading alkaline fuel cell (AFC) technology company, announced today that it has appointed Danziger & Hochman of Toronto, Canada as its auditing firm. The appointment is effective immediately.

"The decision to change auditors was made purely for financial reasons," said Anthony J. Durkacz, Vice President of Finance. "Danziger & Hochman is a well-established firm that meets the requirements of federal accounting oversight boards for public companies in both Canada and the U.S. We look forward to working with them."

The Company's previous auditors were PricewaterhouseCoopers LLP. Astris Energi is a reporting issuer with the SEC and the Alberta Securities Commission.

About Astris Energi Inc.

Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris' alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK(tm) MC250 technology in 2005. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company's website at www.astris.ca.

Forward-Looking Statements

Any statements in this release that are not statements of fact may be considered "forward-looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

CONTACT: Loyola Financial Services
Shareholder Services
Ph: (800) 963-6470
Fx: (702) 317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.